FORM 5
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)
__ Form 3 Holdings Reported
_X_Form 4 Transaction Reported


1. Name and Address of Reporting Person:           C.  Michael Fisher
                                                   1717 Jermyn Lane
                                                   Virginia Beach, VA 23454
2. Issuer Name and Ticker or Trading Symbol:       CDAO
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                        12/99
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer          X Director
                                                   X 10% owner
                                                   X Officer (Title): President
                                                   _ Other (Specify)
          X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security:                   Common Stock
2. Transaction Date:                    12/99
3. Transaction Code:
4. Securities Acquired (A)              A 16,000 shares @ $1.35 each
or Disposed (D):  Amount:
                  A or D:
                   Price:
5. Amount of Securities                 392,800 shares
   Beneficially owned at end
   of Issuer's Fiscal Year:
6. Ownership Form:                      24,000 shares D
Direct (D) or Indirect (I):             368,800 shares I
7. Nature of Indirect                   See explanation of Responses
Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:                                           N/A
2.  Conversion or Exercise Price of Derivative
Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
5.  Number of Derivative Securities         (A):
Acquired (A) or Disposed of (D):            (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially
Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

148,000 shares through Euro-Imperial Group. Ltd., 220,000 shares through Paris International Holding Ltd. of which Mr. Fisher owns 50% and 800 owned by two children of Mr. Fisher





/s/ C.  Michael Fisher                                    Date: November 7, 2000
------------------------------------------------
C.  Michael Fisher
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).